

January 25, 2011

via U.S. mail and facsimile

Jack A. Hockema, Chief Executive Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, CA 92610-2831

> **RE: Kaiser Aluminum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2010**
> **File No. 52105**

Dear Mr. Hockema:

We have reviewed your response letter dated January 13, 2011, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibits

1. We note your response to comment 4 of our letter dated December 15, 2010, however it does not appear that you have filed an amendment to your Form 8-K filed March 24, 2010. Please advise as to when you plan to file this amendment.

Definitive Proxy Statement

Executive Compensation, page 31

Annual Cash Incentives, page 35

2. We note your response to comment 10 of our letter dated December 15, 2010. However, we continue to believe that additional clarification would be helpful to investors to explain how you calculated the actual payout of the annual cash incentives to your named executive officers. The current disclosure regarding EVA suggests that EVA is, by itself, a separate performance target, when it appears that it is simply a term used to describe the value added by the named executive officers, as measured by the difference in the actual results for your adjusted pre-tax operating income versus the performance target (including the threshold, target and minimum) set for your adjusted pre-tax operating income. Further, please concisely explain, to the extent accurate, that the difference in the actual result versus the performance target is used to determine the multiplier that is subsequently used to determine each named executive officer's payout, after such multiplier is adjusted for safety results, segment performance, and individual performance. Please also use an illustrative example of how the final annual cash incentive payout for a named executive officer was calculated to help clarify how the actual results and specific modifiers resulted in the final payout for such named executive officer.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief